KPMG



Acesita S.A.

Report on the Limited Review Quarter ended September 30, 2006

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

KPMG

KPMG Auditores Independentes
R. Paraíba, 1.122 - 13°
30130-918 - Belo Horizonte, MG - Brasil
Caixa Postal 509
30123-970 - Belo Horizonte, MG - Brasil

Central Tel 55 (31) 2128-5700
Fax 55 (31) 2128-5702
Internet www.kpmg.com.br

To
The Board of Directors and Shareholders
Acesita S.A.
Belo Horizonte - MG

1. We have conducted a special review of the quarterly information of Acesita S.A. for the quarter ended September 30, 2006, which comprises the balance sheet, the statement of income, the performance report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities Commission (CVM).

2. Our review was performed in accordance with standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC) and consisted mainly of: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company, with respect to the main criteria adopted for preparing the quarterly information and (b) the review of post-balance sheet information and events that had or could have a significant effect on the financial situation and operations of Acesita S.A.

3. On the basis of our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in conformity with accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission, which apply specifically to the preparation of quarterly information.

4. The statements of cash flows and added value provide supplementary information to the financial statements mentioned in paragraph 1 and are presented to permit additional analyses. This complementary information was submitted to the same review procedures applied to the quarterly information. We are not aware of any material changes that should be made to our statements for them to be in conformity with accounting practices adopted in Brazil and the rules established by the Brazilian Securities Commission.

5. The special review of the quarterly information for the nine-month period and quarter ended September 30, 2005, presented for comparison purposes, was made by other independent auditors, who issued an unqualified special review report dated November 7, 2005.

November 1, 2006.

KPMG Auditores Independentes
CRC SP014428/O-6-F-MG



Marco Túlio Fernandes Ferreira
Partner
Accountant CRCMG058176/O-0

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01 – Identification

1 – CVM Code	2 – Company Name
00265-8	ACESITA S.A.

3 – CNPJ	4 – NIRE
33.390.170/0001-89	31300042707

1 – Full Address	2 - District
Av. João Pinheiro, 580	Centro

3 – CEP	4 – Municipality	5 - State
30130-180	Belo Horizonte	MG

6 – Dialing code	7 - Phone	8 – Phone	9 - Phone	10 - Telex
031	3235-4111	3235-4220	3235-4268	

11 – Dialing code	12 - Fax	13 – Fax	14 - Fax	
031	3235-4300	3235-4264	3235-4294	

15 - E-mail
finance@acesita.com.br

03 – Investor Relations Officer (Address for Company Correspondence)

1 – Officer Name
Gilberto Audelino Correa

2 – Address for Correspondence	3 - District
Av. João Pinheiro, 580	Centro

4 – CEP	5 – Municipality	6 - State
30130-180	Belo Horizonte	MG

7 – Dialing code	8 - Phone	9 – Phone	10 - Phone	11 - Telex
031	3235-4268			

12 – Dialing code	13 - Fax	14 – Fax	15 - Fax	
031	3273-7218			

16 – Officer's E-mail
finance@acesita.com.br

04 - Reference/Auditor

Financial Year in Progress		Current Quarter			Previous Quarter		
1 – Start	2 - End	3 – No.	4 – Start	5 - End	6 – No.	7 - Start	8 - End
01/01/2006	31/12/2006	3	01/07/2006	30/09/2006	2	01/04/2006	30/06/2006

Auditor	
9 – Company Name	10 – CVM Code
KPMG Auditores Independentes	00418-9
11 – Name of Person Responsible	12 – Taxpayer Registration Number of Person Responsible
Marco Túlio Fernandes Ferreira	499.953.166-68

01- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

05 – Capital Breakdown

Number of Shares (thousand)	1 – Current Quarter 30/09/2006	2 – Previous Quarter 30/06/2006	3 – Same Quarter Previous Year 30/09/2005
Paid-In Capital			
1 – Common shares	24.900	24.900	24.900
2 – Preferred shares	49.648	49.648	49.648
3 – Total	74.548	74.548	74.548
Treasury stock			
4 – Common shares	149	149	149
5 – Preferred shares	105	105	105
6 – Total	254	254	254

06 – Company Characteristics

1 – Type of Company

Commercial, Industrial and Other Companies

2 – Current Status

Operational

3 – Nature of Ownership

National Private

4 – Activity Code

1060 – Metalwork and Steelwork

5 – Main Activity

STEELWORKS – MANUFACTURE OF SPECIAL STEEL

6 – Type of Consolidated Statement

Not Presented

6 – Type of auditors' report

Without qualifications

07 – Partners Not Included in the Consolidated Financial Statements

08 - Earnings in Cash – resolved and/or paid during and after the quarter

1 - Item	2 - Event	3 - Approval	4 - Earnings	5 – Payment start date	6 – Share Type	7 – Value of Earnings per Share (Reais thousands)
01	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	ON	0,3602700000
02	AGM	26/04/2006	Interest on Shareholders' Equity	31/05/2006	PN	0,3962970000
03	AGM	26/04/2006	Dividend	31/05/2006	ON	0,8148670000
04	AGM	26/04/2006	Dividend	31/05/2006	PN	0,8963530000

02- Identification

1 – CVM Code	2 – Company Name	3 - CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

09 – Subscribed Capital and Amendments

01.10 – Investor Relations Officer

03- Identification

1 – CVM Code	2 – Company Name	3 – CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - 01 - Assets

Account Code	Account Description	30/09/2006	30/06/2006
1	Total Assets	4.305.909	4.199.139
1.01	Current Assets	1.493.159	1.303.569
1.01.01	Cash and cash equivalents	339.573	337.066
1.01.01.01	Cash and Banks	32.528	41.299
1.01.01.02	Interest earning bank deposits	307.045	295.767
1.01.02	Credits	424.574	338.793
1.01.03	Inventories	486.853	458.204
1.01.03.01	Finished Goods	133.985	123.642
1.01.03.02	Work in Progress	161.129	140.792
1.01.03.03	Raw Materials	98.978	91.319
1.01.03.04	Products held by third parties	10.645	9.273
1.01.03.05	Imports in transit	27.389	26.916
1.01.03.06	Consumption and maintenance materials	66.895	70.655
1.01.03.07	Provision for losses	(12.168)	(4.393)
1.01.04	Others	242.159	169.506
1.01.04.01	Taxes and Contributions	186.639	114.235
1.01.04.02	Expenses from Following Financial Year	8.422	13.115
1.01.04.03	Employee Accounts	11.998	7.261
1.01.04.04	Notes receivable	23.447	23.135
1.01.04.05	Asstes for sale	170	170
1.01.04.06	Others	11.483	11.230
1.02	Noncurrent Assets	386.435	470.973
1.02.01	Miscellaneous Credits	291.592	378.161
1.02.01.01	Court Deposits	96.592	142.797
1.02.01.02	Def. Income and Social Contrib. Taxes	130.157	138.578
1.02.01.03	Taxes and Contributions	23.042	53.867
1.02.01.04	Restructuring assets	12.172	12.293
1.02.01.05	Notes receivable	11.723	11.568
1.02.01.06	Others	17.906	19.058
1.02.02	Credits with Related Parties	94.843	92.812
1.02.02.01	With Associated companies	0	0
1.02.02.02	With Subsidiaries	98.843	92.812
1.02.02.03	With Other Related Parties	0	0
1.02.03	Others	0	0
1.02.03.01	Expenses from Following Financial Years	0	0
1.03	Permanent Assets	2.426.315	2.424.597
1.03.01	Investments	230.164	211.900
1.03.01.01	Interests in Associated Companies	0	0
1.03.01.02	Interest in Subsidiaries	223.914	205.621
1.03.01.03	Other investments	6.250	6.279
1.03.02	Property, Plant and Equipment	2.196.151	2.212.697
1.03.03	Deferred charges	0	0

04- Identification

1 – CVM Code	2 – Company Name	3 – CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

02 – Balance Sheet - Liabilities

Account Code	Account Description	30/09/2006	30/06/2006
2	Total Liabilities	4.305.909	4.199.139
2.01	Current liabilities	921.323	820.973
2.01.01	Loans and financing	271.323	291.576
2.01.02	Debentures	0	0
2.01.03	Trade payables	303.682	277.005
2.01.04	Taxes and contributions	202.407	140.364
2.01.04.01	Value Added Tax on Sales and Services (ICMS) payable	4.841	4.779
2.01.04.02	Excise Tax (IPI) payable	9.342	8.085
2.01.04.03	Income tax withheld at source Payable	740	936
2.01.04.04	Social Contribution on Revenues (COFINS) payable	5.978	4.583
2.01.04.05	Corporate Income Tax (IRPJ) payable	104.665	62.748
2.01.04.06	Social Contribution on Net Income (CSLL) payable	39.407	22.637
2.01.04.07	Deferred IRPJ/CSLL Provision	33.420	33.376
2.01.04.08	Others	4.014	3.220
2.01.05	Dividends Payable	408	10.685
2.01.06	Provisions	21.125	14.503
2.01.06.01	Provisions for Restructuring	21.125	14.503
2.01.07	Debts to Related Parties	0	3.359
2.01.08	Others	122.059	83.481
2.01.08.01	Payroll and related charges	64.142	50.462
2.01.08.02	Others	57.917	33.019
2.02	Noncurrent Liabilities	678.998	826.253
2.02.01	Loans and financing	188.569	297.980
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts to Related Parties	4.329	4.309
2.02.05	Others	486.100	523.964
2.02.05.01	Def. Income and Social Contrib. Taxes	339.183	347.604
2.02.05.02	Taxes and contributions in court deposit	19.798	66.628
2.02.05.03	Provision for contingencies	78.730	65.673
2.02.05.04	Others	48.389	44.059
2.03	Deferred income	0	0
2.05	Shareholders' Equity	2.705.907	2.551.913
2.05.01	Realised Capital	901.921	901.921
2.05.02	Capital Reserves	3.948	3.948
2.05.02.01	IPI Subsidy - Law 7554/86	3.948	3.948
2.05.03	Revaluation reserves	723.288	739.549
2.05.03.01	Company Assets	723.288	739.549
2.05.03.02	Subsidiaries/Associated Companies	0	0
2.05.04	Profit reserves	648.283	648.283
2.05.04.01	Legal	50.920	50.920

2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special For Undistributed Dividends	0	0
2.05.04.07	Other profit reserves	597.363	597.363
2.05.04.07.01	Treasury Stock	(3.937)	(3.937)
2.05.04.07.02	For Investments and Working Capital	601.300	601.300
2.05.05	Retained earnings/Accumulated losses	428.467	258.212

05- Identification

1 – CVM Code	2 – Company Name	3 – CNPJ
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 – Statement of Income

Account Code	Account Description	Value of the Current Quarter 01/07/2006 to 30/09/2006	Accrued Value of the Current Year 01/01/2006 to 30/09/2006	Value of the Same Quarter of the Prior Year 01/07/2005 to 30/09/2005	Accrued Value of the Prior Year 01/01/2005 to 30/09/2005
3.01	Gross sales and/or service revenues	1.138.45	2.971.416	856.821	2.949.093
3.02	Deductions from gross revenue	(218.166)	(562.446)	(157.368)	(525.729)
3.03	Net sales and/or service revenues	920.287	2.408.970	699.453	2.423.364
3.04	Cost of goods sold and/or services rendered	(615.083)	(1.661.750)	(487.503)	(1.620.505)
3.05	Gross profit	305.204	747.220	211.950	802.859
3.06	Operating income / expenses	(93.402)	(218.612)	(18.942)	(120.423)
3.06.01	Sales	(40.245)	(114.999)	(28.949)	(117.278)
3.06.01.01	Personnel expenses/labor charges	(5.978)	(16.440)	(5.998)	(17.465)
3.06.01.02	Selling expenses	(11.531)	(32.879)	(6.430)	(22.056)
3.06.01.03	Export expenses	(15.415)	(54.030)	(15.385)	(72.480)
3.06.01.04	Others	(7.321)	(11.650)	(1.136)	(5.277)
3.06.02	General and Administrative	(32.590)	(100.905)	(33.975)	(103.538)
3.06.02.01	Personnel compensation/social charges	(12.798)	(35.636)	(12.380)	(39.382)
3.06.02.02	Rents	(528)	(2.804)	(804)	(2.456)
3.06.02.03	Services rendered by third parties	(8.682)	(27.338)	(8.292)	(23.853)
3.06.02.04	Taxes, charges and fines	(3.204)	(9.936)	(3.056)	(8.666)
3.06.02.05	Depreciation	(2.500)	(7.226)	(2.204)	(6.455)
3.06.02.06	Others	(4.878)	(17.965)	(7.239)	(22.726)
3.06.03	Financial	(7.298)	(20.188)	(10.297)	(43.787)
3.06.03.01	Financial Revenue	12.087	38.742	15.470	43.241
3.06.03.02	Financial Expenses	(19.385)	(58.930)	(25.767)	(87.028)
3.06.04	Other operating income	104	41.113	59.286	129.920
3.06.04.01	Monetary variations, net	104	41.113	55.608	127.083
3.06.04.02	Other, net	0	0	3.678	2.837
3.06.05	Other operating expenses	(21.926)	(37.826)	0	0

3.06.05.01	Monetary variations, net	0	0	0	0
3.06.05.02	Other, net	(21.926)	(37.826)	0	0
3.06.06	Equity in net income of subsidiary and associated companies	8.553	14.913	(5.007)	14.260
3.07	Operating income	211.802	528.608	193.008	682.436
3.08	Nonoperating income	880	8.125	3.970	5.432
3.08.01	Revenues	8.277	28.721	10.979	38.896
3.08.02	Expenses	(7.397)	(20.596)	(7.009)	(33.464)
3.09	Profit before taxation and profit sharing	212.682	536.733	196.978	687.868
3.10	Provision for income and social contribution taxes	(58.688)	(144.073)	(15.585)	(141.100)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income/loss for the period	153.994	392.660	181.393	546.768

1 Operations

Acesita S.A. (the "Company") is a Brazilian publicly-traded company whose core activities are the production and sale of special steel products, agribusiness and providing technical services related to these activities.

The Company carries out its core activities at its plant located in Timóteo, Minas Gerais state, Brazil and also has investments in other companies with businesses related to its own activities.

At September 30, 2006, the principal investments in subsidiary and associated companies, and their respective activities, were:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name "Amorim Comercial" and "Acesita Serviços Campinas", as well as investments in other companies, as follows
  - Acesita Energética Ltda. - (100% interest) - reforestation and production of charcoal
  - Inox Tubos S.A. - (43.85% interest - 50.0% of the voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% interest) – commercial representation in Argentina
- Acesita International Ltd. - (100% direct interest) - overseas commercial representation.
- Acesita Export and Trade - (100% direct interest) - overseas commercial representation.
- Acesita Centros de Serviços Ltda. - (100% direct interest) - services of cutting and finishing steel products in general

On November 10, 2005, through Arcelor Spain Holding S.L., the Arcelor Group acquired the common shares in the Company held by the pension funds Caixa de Previdência dos Funcionários do Banco do Brasil - "Previ" and Fundação Petrobras de Seguridade Social - "Petros" thereby raising its interest in the voting capital to 63.6% of the common shares and 35.9% of the total capital.

By way of its subsidiary Arcelor Spain Holding S.L., on January 05, 2006 the Arcelor Group acquired the common shares in the Company held by the pension fund Fundação Sistel de Seguridade Social.

The Arcelor Group then held 75.75% of the common shares in the Company (39.98% of the total capital), becoming its sole controlling shareholder.

As authorized by the CVM and disclosed through the Notice on March 28, 2006, by way of its subsidiary Arcelor Spain Holding S.L., the Arcelor Group made a Public Acquisition Offering for Acesita SA Common and Preferred Shares. The acquisition was physically and financially settled on May 03, 2006, resulting in the acquisition of 3,712,354 common shares and 7,984,457 preferred shares for the amount of R$138.2 million and R$290.2 million respectively.

Following the acquisition the Arcelor Group held 90.7% of the common shares and 38.1% of the preferred shares in Acesita, accounting for 55.7% of the Company's total capital, jointly considering the equity interests held by Arcelor Aços Especiais do Brasil Ltda. and Arcelor Spain Holding S.L.

In the second quarter of 2006, the subsidiary AP Produtos Metalúrgicos S.A. acquired assets owned by the company Cosinox – Centro de Serviços de Aços Ltda, which were used to incorporate the Service Centre in Campinas, Sao Paulo state. On June 09, 2006 Acesita Serviços, Comércio, Indústria e Participações Ltda. merged with AP Produtos Metalúrgicos S.A. in order to bring under one roof the corporate activities that both companies carry out. The Service Centre in Campinas, Sao Paulo state has been a branch of Acesita Serviços, Comércio, Indústria e Participações Ltda. ever since.

2 Presentation of the quarterly information

Except as described in Note 10, the accounting principles, methods and criteria adopted concerning the property, plant and equipment depreciation method are consistent with those used to present the financial statements for the year ended December 31, 2005, in accordance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission ("CVM"). The amounts are stated in thousands of reais.

3 Cash and cash equivalents

	30/09/06	30/06/06
Cash and banks	32,528	41,299
Bank deposit certificates	64,009	63,401
Securities held under repurchase agreements	242,553	231,924
Other, mainly fixed income funds	483	442
	339,573	337,066

The bank deposit certificates earn interest which approximates that of the Interbank Deposit Certificate (CDI) interest rate.

The securities held under repurchase agreements are guaranteed by government bonds and/or private securities, with interest linked to the CDI interest rate.

4 Accounts receivable

	30/09/06	30/06/06
Customers – domestic market	329,493	297,328
Vendor	(159,098)	(161,741)
Customers – foreign market	270,276	214,891
Allowance for possible loan losses	(16,097)	(11,685)
	424,574	338,793

5 Inventories

	30/09/06	30/06/06
Finished goods	133,985	123,642
Products held by third parties	10,645	9,273
Work in process	161,129	140,792
Raw Materials	98,978	91,319
Imports in transit	27,389	26,916
Materials for consumption, maintenance and other	66,895	70,655
Provision for losses	(12,168)	(4,393)
	486,853	458,204

Finished goods inventories, amounting to approximately R$42,522 (same amount as of June 30, 2006), were put up as a guarantee for administrative and legal proceedings in progress.

6 Taxes and social contributions - Assets

	30/09/06	30/06/06
Deferred income and social contribution taxes	163,577	171,954
Withholding income tax and prepaid IRPJ and CSLL	123,675	70,150
PIS	12,797	40,996
COFINS	24,076	8,395
ICMS and IPI	15,471	15,181
Other	242	4
	339,838	306,680
Less - Current assets	(186,639)	(114,235)
Noncurrent assets	153,199	192,445

The PIS credit mainly refers to overpayments made in prior years as a result of a Declaratory Action in which the Federal Supreme Court declared the payments to be unconstitutional. The Company continued to contest the criteria for restating these credits, its appeal having been judged favorably at two levels and eventually in 2005, the Company obtained a final and unappealable decision in its favor. The Company accordingly recorded in 2005 the credits resulting from this favorable decision, to the amount of R$ 6,121. During the third quarter the amount of R$ 33,224 was offset against federal taxes and the remaining amount of R$6,418 will be offset in the final quarter of 2006.

At September 30, 2006 and June 30, 2006, the deferred income tax and social contribution on net income were calculated and recorded as follows:

	30/09/06			30/06/06
	Income tax	Social contribution taxes	Total	Total
Tax loss carryforwards and negative base	834,918	816,492		
Intertemporal differences	408,220	406,260		
	1,243,138	1,222,752		
Tax rates	25%	9%		
Total deferred income and social contribution taxes	310,785	110,048	420,833	437,750
Unrecorded deferred income and social contribution taxes	(185,222)	(72,034)	(257,256)	(265,796)
Deferred income and social contribution taxes recognized as assets	125,563	38,014	163,577	171,954
Less - Current assets	(24,573)	(8,847)	(33,420)	(33,376)
Noncurrent assets	100,990	29,167	130,157	138,578

The main intertemporal differences relate to the provision for loss on unamortized goodwill of subsidiaries and provisions which become deductible when paid or realized. Unrecorded deferred income tax and social contributions refer mainly to tax loss carryforwards, negative contribution base and non-operating intertemporal differences. The tax loss carryforwards include the Summer Plan effects (see Note 14).

The deferred income and social contribution taxes of R$163,577 (R$171,954 as of June 30, 2006) were recorded by the Company prior to the introduction of CVM Instruction 371/2002, taking into consideration the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve made in prior years, which assure their realization in approximately 6 years, as shown below, consistent with the projected realization of amortization of the deferred income and social contribution tax liabilities (see Note 12).

As shown above, as of September 30, 2006 there are unrecorded deferred tax credits. Based on the Company's short and mid-term projections, in the 2006 financial year the Company expects to achieve three years of taxable income, considering the past five years, allowing the recording of deferred tax credits in addition to those already recorded pursuant to CVM Instruction 371/2002. Company Management will await the materialization of these income projections for the 2006 financial year, to only then record the new deferred tax credits.

Year	Estimated use of the recorded credit 30/09/06
2006	8,355
2007	33,420
2008	33,420
2009	33,420
2010	33,420
2011	21,542
Total	163,577

The reconciliation of income and social contribution tax credit/expense for the nine-month periods ended September 30, 2006 and 2005, at their nominal and effective rates, is as follows:

	Nine-month periods ended			
	30/09/06		30/09/05	
	Income tax	CSLL	Income tax	CSLL
Net income before income and social contribution taxes	536,733	536,733	687,868	687,868
Statutory tax rate	25%	9%	25%	9%
Income and social contribution tax calculated on the net income before income and social contribution taxes	(134,183)	(48,306)	(171,967)	(61,908)
Permanent differences				
Equity in net income of subsidiaries and associated companies	3,923	1,412	515	185
Effect of the Summer Plan (exclusion of depreciation and write-off of PPE)	1,294	466	19,963	7,305
Other	581	211	(49)	437
Income tax and social contribution expense at the end of each period	(128,385)	(46,217)	(151,538)	(53,981)
Realization of deferred income tax and social contribution credits	(18,430)	(6,635)	(8,566)	(3,084)
Tax loss carryforwards	44,962	16,886	51,441	18,379
Unrecorded Income tax and social contribution on temporary adjustments	(3,058)	(3,441)	3,695	1,330
Workers' Meal Program	185	-	217	-
Other	60	-	1,007	-
Expense for each half	(104,666)	(39,407)	(103,744)	(37,356)

The breakdown of current and deferred income and social contribution taxes for the nine-month periods ended September 30, 2006 and 2005 is as follows:

	Nine-month periods ended	
	30/09/06	30/09/05
Income and social contribution taxes		
Current	(144,073)	(141,100)
Deferred	-	-
Expense	(144,073)	(141,100)

7 Notes receivable

Notes receivable refers to promissory notes deriving from the sale of shares in the Villares Group in prior years, restated by the IGPM price index, the last of which is payable on December 31, 2007, amounting to R$35,170 at September 30, 2006, of which R$23,447 is stated as current assets (R$34,703 and R$23,135, respectively, at June 30, 2006).

8 Investments

(a) The investments are as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Acesita International Ltd. (*)	
	30/09/06	30/06/06	30/09/06	30/06/06	30/09/06	30/06/06	30/09/06	30/06/06
Capital	109	108	6,162	6,162	131,722	131,722	15,763	15,691
Number of shares held (in thousands)- Shares	0,1	0,1	6,162	6,162	131,722	131,722	7,250	7,250
Equity	1,265	1,399	1,343	1,221	225,313	206,492	(35,893)	(31,436)
Equity in the capital At the end of the period - %	100	100	100	100	100	100	100	100
Equity in the results	1,265	1,399	1,343	1,221	225,313	206,492	(35,893)	(31,436)
Other investment information								
Adjusted net income (Loss)	314	453	307	185	16,278	3,820	(5,779)	(1,459)

(*) See note 8 (b) regarding the accounting method for this equity interest.

The changes in investments in the quarter ended September 30, 2006, net of unrealized income, were as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
Balances at June 30, 2006	1,399	1,221	203,001	6,279	211,900
Equity in net income of subsidiaries and associated companies	(134)	122	11,942	-	11,930
Advance for future capital increase	-	-	6,363	-	6,363
Other	-	-	-	(29)	(29)
Balances at September 30, 2006	1,265	1,343	221,306	6,250	230,164

(b) The subsidiary Acesita International Ltd. had a capital deficiency at September 30, 2006 of R$35,893 (deficiency of R$31,436 at June 30, 2006). This amount is classified in Other noncurrent liabilities, which in the nine-month period ended September 30, 2006 presented an increase to the provision of R$3,473 (increase of R$2,451 in the nine-month period ended September 30, 2005), which is recorded in the Company's equity in the net income of subsidiaries and associated companies.

(c) The companies directly or indirectly controlled by the Company do not have shares traded in stock exchanges.

(d) Equity in the net income of subsidiaries and associated companies for the nine-month periods ended September 30, 2006 and 2005 is as follows:

	Quarters ended		Nine-month periods ended	
	30/09/06	30/09/05	30/09/06	30/09/05
Evaluated by equity accounting				
Acesita Serviços, Com., Ind. e Participações Ltda.	11,942	(10,742)	15,143	1,878
Acesita International Ltd.	(4,459)	770	(3,473)	2,451
Acesita Centros de Serviços Ltda.	122	(419)	307	52
Acesita Export and Trade	(134)	(98)	241	(131)
	7,471	(10,489)	12,218	4,250
Appraised at cost (dividends and interest on equity reserve received)				
Aços Villares S.A.	1,082	5,482	1,975	10,010
	8,553	(5,007)	14,193	14,260

(e) Investments in other companies are evaluated at acquisition cost. This account is substantially comprised of the direct interest in the company Aços Villares S.A., corresponding to 4.41% of its voting capital.

9 Related parties

(a) The main balances and transactions with related parties are as follows:

	ASSETS			LIABILITIES		
	Credit with related parties	Receivables and other balances	Total	Payables to subsidiaries	Foreign suppliers, financing and other balances	Total
Arcelor Group	-	154	154	-	3,879	3,879
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	68,460	68,460	-	440	440
Acesita International Ltd.	93,871	-	93,871	4,329	-	4,329
Acesita Energética Ltda.	-	2,059	2,059	-	1,211	1,211
Preservar Madeira Reflorestada Ltda.	-	151	151	-	283	283
Acesita Argentina S.A.	-	-	-	-	712	712
Acesita Centros de Serviços Ltda.	972	312	1,284	-	898	898
Inox Tubos S.A.	-	999	999	-	155	155
Acesita Export and Trade	-	112,723	112,723	-	33,972	33,972
Total – 30/09/06	94,843	184,858	279,701	4,329	41,550	45,879
Total – 30/06/06	92,812	136,175	228,987	7,668	72,795	80,463

	Income in the nine-month period ended 30/Sep/2006				
	Revenues				
	Sales	Financial income and exchange variance	Total	Financial expenses, exchange variance and other	Purchases
Arcelor Group	13,564	-	13,564	13,877	26,222
Acesita Serviços, Comércio, Indústria e Participações Ltda.	189,269	-	189,269	-	3,377
Acesita International Ltd.	-	16,738	16,738	19,004	-
Acesita Energética Ltda.	-	-	-	-	43,227
Preservar Madeira Reflorestada Ltda.	-	-	-	-	2,869
Acesita Centros de Serviços Ltda.	-	11	11	3	7,895
Inox Tubos S.A.	102,832	-	102,832	-	1,448
Acesita Export and Trade	212,646	-	212,646	4,368	-
Total - nine-month period ended 30/Sep/2006	518,311	16,749	535,060	37,252	85,038
Total - nine-month period ended 30/Sep/2005	523,696	1,991	525,687	21,719	53,612

The transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms agreed individually, and vary from LIBOR + 3% per annum (p.a.), plus exchange variations. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

(b) Guarantees

At September 30, 2006, the Company had R$906 (same amount at June 30, 2006) of guarantees granted to related companies.

(c) Special Purpose Company - Stainless Overseas

In August 2000, the Company carried out an export receivables securitization transaction. As a result, part of the Company's exports were made through a special purpose company located overseas, Stainless Overseas, wholly owned by an international financial institution and its representatives, with activities limited exclusively to this securitization transaction.

Although the Company does not have any direct or indirect corporate investment in Stainless Overseas, under the securitization agreement, it is responsible for covering possible losses arising out of the securitization transactions.

The securitization agreement was terminated in August 2005. The financial settlement of the remaining assets and liabilities at Stainless Overseas and the closure of the Company's activities are projected to take place in the fourth quarter of 2006.

At September 30, 2006, Stainless Overseas had total assets of R$2, no liabilities and a net equity of R$2 (R$75, R$73, and R$2, respectively, at June 30, 2006). As a result of the termination of the securitization agreement no exports were made through Stainless Overseas in the quarter and nine-month period ended September 30, 2006 (R$56,961 and R$346,525 in the quarter and nine-month period ended September 30, 2005).

10 Property, Plant and Equipment

	30/09/06			30/06/06	Rate
	Cost	Depreciation	Net	Net	Average (*)
In operation					
Buildings and installations	834,545	(255,995)	578,550	590,381	15
Industrial equipment and distribution systems	2,361,256	(903,183)	1,458,073	1,483,650	15
Furniture, fixtures and tools	44,929	(28,710)	16,219	16,242	10
Vehicles	2,464	(1,667)	797	855	5
Software	95,274	(55,257)	40,017	43,047	5
Other	11,435	(4,420)	7,015	5,797	13
	3,349,903	(1,249,232)	2,100,671	2,139,972	
Land	6,324	-	6,324	6,330	
Advances to suppliers	11,317	-	11,317	4,619	
Construction in progress	77,573	-	77,573	61,631	
Imports in transit	266	-	266	145	
	95,480	-	95,480	72,725	
	3,445,383	(1,249,232)	2,196,151	2,212,697	

(*) Nine-months ended September 30, 2006.

At October 31, 2005, the Company revalued a substantial part of its industrial assets based on an appraisal report issued by an independent appraiser, approved at the Extraordinary General Meeting of stockholders held on December 21, 2005. The re-evaluation was recorded on December 31, 2005, minus the depreciation between the report's base date and the date the revaluation was recorded, and took into consideration the recovery of the total value of these assets in future Company operations. The re-evaluation was performed alongside a review of the remaining useful life of the assets.

As from January 01, 2006 the Company changed the depreciation method used for the property, plant and equipment and began using the straight-line depreciation method for the entire property, plant and equipment (up to December 31, 2005 it used the units produced method for the items directly related to the production areas and the straight-line method for the remaining items).

As this is a change to accounting estimates, the review of the remaining useful life of the assets and the change to the depreciation method were made prospectively, the effects of which shall influence the current and future income as from the date of change. The effect on the value of the annual depreciation charges estimated according to the change to the depreciation method, changed useful life and re-evaluation performed on December 31, 2005 jointly, shall be an increase of approximately R$40,000 on the prior year (before the tax effects).

The book value of the revalued assets at December 31, 2005 increased from R$1,531,342 to R$2,123,408, representing an increase of R$592,066 in property, plant and equipment and R$390,764 in the Revaluation Reserve in Stockholders' Equity, net of tax effects.

At September 30, 2006, the balance of the revaluation recorded in property, plant and equipment was R$1,095,890 (R$1,120,528 at June 30, 2006) and included the effects of prior revaluations, performed in 1999 and 2001. The effect on the income for the quarter and the nine-month period ended September 30, 2006, deriving from depreciation of the re-evaluated balance, is an expense net of tax effects of R$16,261 and R$48,655 respectively (R$11,141 and R$34,263 respectively as of September 30, 2005).

At September 30, 2006, the Company had land, buildings and equipment given in guarantee mainly for financing amounting to R$671,829 (same amount at June 30, 2006).

11 Loans and financing

	Annual weighted average interest and commissions (%)			
	30/09/06	30/06/06	30/09/06	30/06/06
Foreign currency (a)				
Prepayments	9.72	9.85	324,741	427,372
For property, plant and equipment	7.74	7.39	57,032	60,492
Nickel hedge	(b)	(b)	3,829	3,263
			385,602	491,127
Local currency				
For property, plant and equipment	11.53	10.94	74,011	77,674
For working capital and other	16.74	15.72	279	20,755
			74,290	98,429
			459,892	589,556
Less – Current liabilities			(271,323)	(291,576)
Noncurrent Liabilities			188,569	297,980

(a) Mainly in U.S. dollars.
(b) Price of the ton of nickel at the end of each month.

The loans and financing are subject to exchange variations or monetary restatement based on official rates or indexes and are partially guaranteed by equipment (See Note 10).

The Company has loans and financing contracts which include covenants requiring the maintenance of indebtedness ratios and volumes of financial expenses and cash generation, which were being performed as of September 30, 2006.

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports of R$ 360,738, equivalent to US$ 125 million, to be paid over 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, the Company, through a specific contract, made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial settlement of the difference between these rates (contracted versus swap) is made monthly. The transaction is guaranteed by a promissory note and collateral of Acesita S.A. and obliges the Company to observe covenants linked to indebtedness ratios, volume of financial expenses and cash generation and directing exports to customers of the Arcelor Group through the subsidiary Acesita Export and Trade Ltd. – AET. These receivables guarantee the monthly payments. The balance payable at September 30, 2006 was R$33,972 (R$67,634 at June 30, 2006) and is recorded under the item "export prepayments".

The long-term installments fall due as follows:

YEAR	30/09/06	30/06/06
2007	15,178	66,040
2008	46,660	67,962
2009	73,600	94,928
2010	34,311	50,417
2011	18,820	18,633
	188,569	297,980

All the export prepayment contracts are guaranteed by promissory notes awarded to the total amount of the foreign currency transaction.

12 Taxes and social contributions - Liabilities

	30/09/06	30/06/06
Deferred income and social contribution taxes	372,603	380,980
IRPJ and CSLL payable	144,072	85,385
COFINS	5,978	4,583
IPI	9,342	8,085
ICMS	4,841	4,779
Other	4,754	4,156
	541,590	487,968
Less – Current liabilities	(202,407)	(140,364)
Noncurrent Liabilities	339,183	347,604

The balance of deferred income and social contribution taxes basically refers to taxes on the revaluation reserve, the realization of which will occur through the depreciation or disposal of the revalued assets (See Note 6).

13 Provision for reorganization

This refers to the Voluntary Redundancy Program – PDV, only intended for workers who have retired on official government pensions or are about to retire. Based on the number of employees who have acceded to the program, the Company made a provision of R$ 21,125 for expenses incurred on indemnification, benefits and other expenses associated with the program.

14 Taxes and contributions in litigation

	30/09/06	30/06/06
Income tax	15,813	15,664
Social contribution taxes	2,179	2,151
PIS	-	47,016
National Institute of Social Security (INSS) (independent contractors)	1,289	1,289
Other	517	508
	19,798	66,628

The changes to income and social contribution taxes in litigation in the quarter ended September 30, 2006 were the following:

Balance at 30/06/2006	66,628
Additions (including monetary variation)	186
Write-offs	(47,016)
Balance at 30/09/2006	19,798

At September 30, 2006, the Company was party to lawsuits contesting the legal aspects of certain taxes and has judicial deposits related to these taxes and to the contingencies mentioned in Note 15, amounting to R$96,592 (R$142,797 at June 30, 2006).

These lawsuits involve the following main matters:

- Income and social contribution taxes on net income - Refers to the difference, deposited in court, between taxable income offset against accumulated losses restated by the inflationary effects of the Summer Plan, without observing the 30% annual limit, and the criteria defined by tax legislation, which is being contested. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contributions determined in this financial year directly to the government, instead of payment via judicial deposit. Accordingly, the provisions for income tax and social contribution for 2006, amounting to R$104,666 and R$39,407, respectively, are presented in current liabilities (See Note 12).

  After several actions, the decision of the High Court of Justice was published in July 2005, definitively giving the Company the right to apply the 51.73% rate to recover the inflationary effects related to January and February 1989, arising from the Summer Plan. Accordingly, on August 18, 2005 the Company obtained a final and unappealable decision at this judicial level and on August 29, 2005 the Court's records were entrusted to another court, the Federal Supreme Court - STF, in which the Company has proceedings in progress. Considering the final and unappealable decision obtained in the High Court of Justice, as well as the lack of any appeal by the Federal Government, in September 2005, the Company filed with the Supreme Court its discontinuance of this action and reversed to the income statement of the quarter ended September 30, 2005 the provision then constituted. The actions to release the judicial deposits totaling approximately R$ 45,000 are in progress.

The favorable decision results in the adjustments, solely for tax purposes, of the property, plant and equipment, generating additional deductions for income tax and social contribution purposes due to the depreciation or sale of assets existing during the Summer Plan (January and February 1989), to the amount of R$ 124,697. Of this amount, R$ 27,268 refers to the reversal already performed in 2005 of the provision for income and social contribution taxes related to the credits already used; the total of R$ 65,166 refers to the balance of tax loss carryforwards to be offset against future taxable income; and the remaining R$ 32,263 will be appropriated to the results upon effective realization (depreciation or offset) of permanent assets subject to the Summer Plan effects, of which R$6,291 has been appropriated in the 2005 financial year and R$594 and R$1,760 in the quarter and nine-month period ended September 30, 2006.

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the action was filed, the Company opted to effect judicial deposits of the PIS installments not yet due, in order to assure the tax credit in the case of a favorable outcome. In view of the favorable outcome obtained by the Company (see Note 6), in October 2005, the Company decided to apply to the courts for the utilization of the judicial deposits in settlement of existing related balance of liabilities. In the third quarter of 2006, the Company was authorized by the Courts to convert the judicial deposits into Government income to the amount of R$ 47,016. The Company accordingly wrote off the provision against the existing court deposit balance (same amounts).

Other matters involving taxes and contributions in litigation

Law 9718/98 – Discontinuance of an action – In November 2002, the Company filed with the appropriate court its withdrawal from the action related to the PIS and COFINS calculation basis extension, in addition to the COFINS rate increase, introduced by Law 9718/98, since at that time the Company was expecting an unfavorable decision. The provision previously constituted was compensated against the existing judicial deposit balance. The process was approved in August 2003.

In November 2005 the PIS and COFINS calculation basis extension introduced by Law 9718/98 was ruled unconstitutional by the Federal Supreme Court. As a result of this ruling, the Company immediately filed a rescissory action seeking to overturn the aforesaid final and unappealable decision.

In February 2006 a court order was issued to partially determine the amounts placed in a court deposit. The amounts determined and credited to the Company of R$9,441 differ from the Company's figures which state deposits of R$13,582. Because of this difference the Company's legal advisors have performed the measures required with the presiding court and the Federal Savings and Loan Bank, to safeguard the Company's right to the respective remaining amount.

15 Provision for contingencies

The Company is party to tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and government agencies.

Based on information provided by its legal advisers, the analysis of pending judicial lawsuits and past experience in labor claims, Management has made a provision deemed sufficient to cover the losses estimated from the lawsuits in progress, as follows:

	30/09/06	30/06/06
Taxes and social security	40,309	40,612
Labor	25,756	11,319
Civil	12,665	13,742
Total	78,730	65,673

The changes to the provisions for contingencies in the quarter ended September 30, 2006 were as follows:

	Tax and social security	Labor claims	Civil	Total
Balance at 30/06/2006	40,612	11,319	13,742	65,673
Additions (including monetary variation)	2,240	14,644	503	17,387
Write-offs	(2,543)	(207)	(1,580)	(4,330)
Transfers	-	-	-	-
Balance at 30/09/2006	40,309	25,756	12,665	78,730

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to litigation concerning legal fee awards in respect of a lawsuit previously settled, estimated at R$3,842 (R$3,715 at June 30, 2006).

- ICMS - Refers substantially to a provision to cover possible losses from various lawsuits filed by State tax authorities against the Company involving a dispute on the use of credits on goods considered to be used in production by the Company and understood by the tax authorities to be for use and consumption by another party. At September 30, 2006 the provision made amounted to R$18,917 (R$21,389 at June 30, 2006).

- INSS - Refers to the provision for INSS assessments received in the 2nd quarter of 2004 relating to discussions on amounts of social security contributions withheld on services rendered by third parties, as well as on bonuses paid to employees. At September 30, 2006 the provision made amounted to R$11,141 (R$11,014 at June 30, 2006).

- Other taxes – Refers basically to the provision for litigation regarding compulsory charges, increase in rates regulated by government agencies and similar entities, totaling R$6,409 (R$4,494 at June 30, 2006).

Labor claims

- The Company is the defendant in various labor claims, including moral, physical and aesthetical damages. The provision to cover possible unfavorable outcomes is recorded on an individual basis considering the opinion of the legal advisors as to a possible or probable loss.

Civil claims

- The Company is the defendant in various civil lawsuits, including moral, physical and aesthetical damages, property and possession actions, among others.

The Company is also the defendant in other disputes, estimated at R$205,548 (R$216,477 at June 30, 2006), as shown below:

	30/09/06	30/06/06
Taxes and social security	180,640	191,125
Labor claims	5,593	5,296
Civil claims	19,315	20,056
Total	205,548	216,477

Based on its legal advisors' understanding that defeat in these lawsuits is a possible risk, the Company has not made a provision for these actions. In the main, the tax and social security actions refer to matters involving ICMS and INSS.

The Company has also been involved in litigation and obtaining favorable decisions in lawsuits filed by the State Finance Office of Minas Gerais, contesting the ICMS on exports of goods considered to be semi-finished by the state tax authorities, totaling approximately R$ 150,000. The Company's legal advisors have believed, ever since the receipt of the tax assessment notices, that there will be a favorable outcome to these lawsuits and this has been corroborated by the successive favorable judgments obtained by the Company in various legal instances, especially in the widely disclosed STJ decision confirming that the matter has been judged in the Company's favor. Consequently, management has decided not to record a provision for these lawsuits.

In December 2005 the Company received a Tax Assessment to the total amount of R$232,152 which mainly contests the taxation procedure of the Social Integration Program (PIS) and the Tax for Social Security Financing (COFINS) on exchange variance. In January 2006 the company filed a Contestation of the Tax Assessment before the Federal Inland Revenue Office and is awaiting a decision. Based on the opinion of its legal advisors, the Company rates its chances of success as probable and has not therefore made a provision.

16 Equity

The changes in equity during the quarter ended September 30, 2006 were as follows:

	30/06/06	Net income for the quarter	Other movements	30/09/06
Capital	901,921	-	-	901,921
Capital reserves	3,948	-	-	3,948
Revaluation reserves	739,549	-	(16,261)	723,288
Revenue reserves				
. Legal reserve	50,920	-	-	50,920
. Treasury Stock	(3,937)	-	-	(3,937)
. Investments and working capital	601,300	-	-	601,300
	648,283	-	-	648,283
Retained earnings				
. Realization of the revaluation reserve	32,393	-	16,261	48,654
. Prior year adjustments	(12,847)	-	-	(12,847)
	19,546	-	16,261	35,807
Net income in the period	238,666	153,994	-	392,660
Total shareholders' equity	2,551,913	153,994	-	2,705,907

The Annual General Meeting held April 26, 2006 approved the appropriation of the net income in 2005, including the proposed dividends, which were stated in the financial statements for the financial year ended December 31, 2005.

This quarter saw no changes to the Company's dividend distribution and reserve making policy.

The prior year adjustment refers to the provision made for the cash premium, in accordance with CVM Resolution 371/2000. In the 2006 financial year the Company ascertained the requirement for this provision owing to an error in the valuation and accounting of this liability.

17 Nonoperating income

The non-operating results in the nine-month period ended September 30, 2006 were mainly represented by the income from the sale of permanent assets.

18 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension plans for their employees, Acesita Previdência Privada - ACEPREV and Plano de Seguridade Acesita (formerly CCF Pension Fund administrated by HSBC Pension Fund), both of which are mixed plans or allow variable contributions, as specified by the Supplementary Pensions Office (part defined contribution and part defined benefit), which have the main purpose of complementing benefits provided by the government social security system.

The company determines the actuarial assets and liabilities of the pension plans in compliance with CVM Resolution 371/2000 on an annual basis at the base date of December 31.

In 2003, the Decision-making Board of ACEPREV decided to exonerate the sponsor from the payment of future contributions totaling R$ 18,204 (R$17,358 before tax). This amount is equivalent to the reversal of the provision for income tax by ACEPREV which benefited the sponsor solely.

Accordingly, in compliance with the decision taken by its Decision-making Board, ACEPREV transferred this amount to a specific fund segregated from the other funds included in its financial statements, to be used exclusively to settle future contributions of the sponsor, now exonerated.

As a result, this amount effectively became a credit of the sponsor with ACEPREV, and was fully recognized by the Company in the income statement for the year ended December 31, 2003, less the taxes payable. The remaining balance at September 30, 2006 is R$10,577 (R$11,523 at June 30, 2006).

The charges stated in the income statement of the quarter and the nine-month period ended September 30, 2006 stand at R$1,776 and R$5,278 respectively, referring to contributions to the aforesaid funds (R$1,981 and R$4,951 respectively at September 30, 2005).

19 Financial instruments

The Company has financial instruments which are inherent to its operations, represented by cash and cash equivalents, accounts receivable, investments, loans and financing, and swap instruments. The Company follows policies and operational strategies seeking liquidity, profitability and security, and also has procedures to monitor balances, and has operated with banks that meet the requirements of financial strength and reliability, in accordance with defined management criteria. The control policy consists of permanent follow-up of the rates contracted versus those in force in the market.

In 2003, the Company decided to reduce the volume of swap transactions by not renewing the contracts that expired during the year. This strategy resulted from the increase in sales in foreign markets, as these receivables are a natural hedge, as well as the decision to obtain finance in foreign currency linked to exports.

As mentioned in Note 11, the Company also has interest rate swaps linked to the financing of structured export prepayments, financially settled on a monthly basis on the last day of each month.

The net exposure to the risk of exchange rate fluctuations is as follows:

	Book value	
	30/09/06	30/06/06
Accounts receivable and other assets	392,357	341,239
Trade and other accounts payable	(169,394)	(176,545)
Loans and financing, net of swap differential margins	(385,602)	(491,127)
Net exposure	(162,639)	(326,433)

At September 30, 2006, the current and long-term financial instruments whose book values differ significantly from market values were as follows:

	Book balance	Market value
Assets-		
Investments in other companies and other investments	6,250	72,232
Liabilities		
Loans and financing	459,893	515,691

The Account Investments in Other Companies and Other Investments is mainly comprised of the investment in the company Aços Villares S.A. recorded by the Company at the amount of R$3,000 at September 30, 2006. The market value of the shares is R$68,982 at September 30, 2006.

Market value was not estimated for investments in private companies because no active market for their shares exists.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing and swaps was determined by using current interest rates available in the market for transactions with similar terms and maturities.

Market values are calculated at a specific moment in time based on available information and specific valuation methodologies. The estimates do not necessarily indicate that the amounts could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or valuation methodologies could have a significant effect on the estimated market values.

The Company is also subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by concentrating financial transactions in financial institutions with a good rating. Nevertheless, the Company has financial investments in a bank placed under intervention by the Brazilian Central Bank in November 2004, and recorded a provision for loss of the full amount of R$ 8,631. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for credit sales. The Company has an allowance for receivables which management considers are unlikely to be realized in full.

The Company is also exposed to the risk of price variations of its main raw material, nickel, the price of which changes in accordance with the international market. To minimize this risk, the Company has implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada In other words, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). Price changes, whether reductions or increases, are accordingly adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge transactions to fix the purchase price of nickel when fixing the sales price of stainless steel. In exports, there is an exposure between the date the purchase price of nickel is determined and the date the price of stainless steel is established. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the selling price of stainless steel is established through derivative instruments on the London Metal Exchange (LME). This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

The outstanding nickel hedge contracts at September 30, 2006 were as follows:

Contract date	Maturity date	Amount (in tons)	Revenue (Expense) recorded in the income statement of the Company
06/09/2006	07/11/2006	780	(3,829)
(=) Pro rata expense recorded in outstanding contracts			(3.829)
(+) Expense arising from contracts closed in the nine-month period ended 30/09/2006			(41.801)
(=) Expense recorded in the nine-month period ended 30/09/2006			(45.630)
(-) Expense recorded in the half ended 30/06/06			(19.587)
(=) Expense recorded in the quarter ended 30/09/06			(26.043)

The expense resulting from the nickel hedge transactions for the quarter and the nine-month period ended September 30, 2006 totaled R$26,043 and R$45,630 respectively.

At September 30, 2006, there was a net debit balance (liability) of R$3,829, net of amortization already made.

20 Insurance coverage

The Company has the policy of taking out insurance coverage for the assets subject to risk at amounts considered sufficient to cover any incidents, considering the nature of its activity. Given their nature, the risk assumptions adopted do not comprise the scope of a financial statements audit, and were not therefore examined by our independent auditors.

The total amount contracted to cover losses was:

Insurance	Risk covered	Nine-month period ended 30/09/06
Operating risks	Material damages	760,970
Materials transportation	Material damages	76,097
Vehicles	Material and moral damages	700
Occupational accidents	Personal damages	1,280
Export credit	Financial damages	17,741
Other	Material and moral damages	2,423
		859,211

21 Supplementary Financial Statements

(a) Statement of cash flow

This statement provides important information on cash inflows and outflows during the quarters and the nine-month periods ended September 30, 2006 and 2005, showing the cash flows arising from or used in operating, investment and financing activities.

	Quarters ended		Nine-month period ended	
	30/9/2006	30/9/2005	30/9/2006	30/9/2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Income in the quarter / nine-month period	**153.994**	**181.393**	**392.660**	**546.768**
Adjustments to reconcile net income to cash generated by operating activities				
Depreciation	40.996	27.931	123.104	98.552
Receipts on the sale of permanent assets	(111)	(840)	(5.283)	(502)
Equity in net income of subsidiaries and associated companies	(8.553)	5.007	(14.193)	(14.260)
Provisions recorded	10.821	(43.788)	40.292	(37.080)
Financial expenses (income), net, including monetary and exchange variations and interest	7.605	(36.844)	13.650	(110.945)
	204.725	**132.859**	**550.230**	**482.533**
(Increase) decrease in assets				
Accounts receivable	(84.598)	123.233	(84.420)	145.656
Inventories	(111)	(840)	(5.283)	(502)
Net receivables from related parties	(5)	(82)	(5)	26.678
Receipt of interest on shareholders' equity and dividends	1.082	5.482	1.975	10.010
Taxes and contributions (current and long-term)	(32.608)	(38.929)	(79.643)	(134.127)
Decrease in notes receivable	285	6.518	23.973	16.391
Judicial deposits	(139)	-	352	-
Other	(1.005)	(3.910)	3.192	(35.277)
	(147.809)	**135.353**	**(110.544)**	**45.340**
(Increase) decrease in liabilities				
Trade payables	28.186	13.921	(61.153)	61.104

Payroll and related charges	14.876	(13.446)	13.060	8.584
Taxes and contributions (current and long-term)	53.530	42.029	137.951	150.161
Other	19.400	(7.897)	31.503	(3.546)
	115.992	**34.587**	**121.361**	**216.303**
Net cash provided by operating activities	**172.935**	**302.799**	**561.047**	**744.176**
CASH FLOWS FROM INVESTMENT ACTIVITIES				
Purchases of property, plant and equipment	(29.965)	(16.873)	(78.380)	(54.558)
Advance for future capital increase in subsidiaries	(6.363)	-	(28.675)	(2.890)
Receipts from sale of investment and permanent assets	111	936	9.142	965
Net cash used in investment activities	**(36.217)**	**(15.937)**	**(97.913)**	**(56.483)**

	Quarters ended		Nine-month period ended	
	30/9/2006	**30/9/2005**	**30/9/2006**	**30/9/2005**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Loans and financings - foreign currency				
Receipts	430	6.171	802	20.149
Payments	(100.698)	(95.101)	(287.567)	(410.938)
Loans and financings - local currency				
Receipts	2.359	1.495	5.042	36.316
Payments	(26.025)	(14.440)	(61.398)	(140.534)
Payment of interest in shareholders' equity and dividends	(10.277)	(399)	(89.629)	(184.018)
Net cash used in financing activities	**(134.211)**	**(102.274)**	**(432.750)**	**(679.025)**
CASH FLOW GENERATED (USED) IN THE QUARTER / NINE-MONTH PERIOD				
Increase in cash and cash equivalents				
At beginning of the quarter / half	337.066	158.643	309.189	334.563
At end of the quarter / half	339.573	343.231	339.573	343.231
Change in cash and cash equivalents	**2.507**	**184.588**	**30.384**	**8.668**

(b) Statement of added value

This statement provides information as to how the Company allocates its income from operations: to employees, government, third parties and stockholders. All the information presented is taken from the accounting records, with reclassification of certain information contained in the traditional statement of income, which is considered as distribution of added value generated.

	Quarters ended				Nine-month periods ended		
	30/09/2006		30/09/2005		30/09/2006		30/09/2005
Revenues	1.125.190		860.791		2.957.560		2.955.089
Products and services sales	1.129.190		856.821		2.953.953		2.949.093
Reversal of allowance for doubtful accounts	(4.891)		-		(4.518)		563
Nonoperating	879		3.970		8.125		5.433
Consumables acquired	(743.163)		(557.282)		(1.975.866)		(1.901.302)
Raw Materials consumed	(501.518)		(383.443)		(1.328.264)		(1.311.926)
Material, power, outsourced services and others	(241.645)		(173.839)		(647.602)		(589.376)
Gross added value	382.015		30.509		981.694		1.053.787
Retentions							
Depreciation	(40996)		(27.931)		(123.101)		(98.552)
Net added value produced by the Company	341.019		275.578		858.593		955.235
Transferred added value	21.599		65.290		93.538		165.483
Equity in the results of subsidiary and associated companies	8.553		(5.007)		14.193		14.260
Net financial income, monetary variations and exchange gains	13.046		70.297		79.345		151.223
TOTAL ADDED VALUE TO BE DISTRIBUTED	362.618		340.868		952.131		1120.718
	Quarters ended				Nine-month periods ended		
	30/09/2006	%	30/09/2005	%	30/09/2006	%	30/09/2005
EMPLOYEES							
Salaries, related charges and employee profit shares	61.555	16,97%	51.545	15,12%	164.425	17,27%	154.454
Directors' Fees	892	0,25%	950	0,28%	2.659	0,28%	3.094
	62.447	17,22%	52.495	15,40%	167.084	17,55%	157.548
TAXES							
Federal	117.668	32,45%	66.131	19,40%	300.393	31,55%	300.929
State	8.378	2,31%	16.225	4,76%	31.676	3,33%	49.887
Municipal	2.629	0,73%	2.408	0,71%	8.266	0,87%	7.471
Less: Tax incentives	(120)	(0,03%)	(257)	(0,08%)	(245)	(0,03%)	(1.346)
	128.555	35,46%	84.507	24,79%	340.090	35,72%	356.941
INTEREST AND MONETARY VARIATION	16.487	4,54%	21.241	6,23%	47.850	5,02%	55.780
RENT	1.135	0,31%	1.232	0,36%	4.446	0,47%	3.681
APPROPRIATION OF NET INCOME							
Retained earnings	153.994	42,47%	181.393	53,22%	392.660	41,24%	546.768
	153.994	42,47%	181.393	53,22%	392.660	41,24%	546.768
TOTAL DISTRIBUTION OF ADDED VALUE	362.618	100,00%	340.868	100%	952.130	100%	1.120.718

* * * *

OPERATING PERFORMANCE

PRODUCTION AND SALES

The steel mill is now working at full capacity and in a totally stable environment. In August, the steelworks registered a historical record in terms of output, with 75.6 thousand tons of steel produced, as compared to a monthly average of 62.7 thousand tons in 2005. This level of performance was achieved through efforts to streamline equipment inspection processes. As a result, the gas can now circulate freely through the pans in the steelworks, thus preventing interruptions in the production flow.

In 3Q06, Acesita sold 196.2 thousand tons of steel, just about the same as in the previous quarter, but 10.7% more than the volume marketed in 3Q05.



Sales Volume Destination by Market
Jan-Sep/06
Export Market 26%
Domestic Market 74%
Sales Volume - Quarterly
('000 tons)
177
188
180
196
196
29
21
39
88
18
40
43
87
11
32
45
92
13
41
48
94
23
28
50
95
3Q05
4Q05
1Q06
2Q06
3Q06
Stainless Steel
Silicon Steel
Carbon/Alloyed Steel
Others

Domestic Market

The domestic market is not only a place where Acesita can offer services to add more value to its products, but also the main focus of its business. In 3Q06, it accounted for 74.0% of the Company's sales.

Conditions in the stainless steels segment were favorable, particularly thanks to a number of orders placed by the capital goods industry, where business is picking up. Another highlight in the quarter was the solid demand by the distributors, influenced by expectations that nickel quotations will continue to climb, with a direct effect on stainless steel prices.

The market for oriented grain (OG) silicon steels remained quite healthy, with demand and prices on the rise. Acesita has maintained the production of such steels (OG and NOG) at full capacity, because this segment is one of the focal points of its strategy.

Part of the new silicon steel production capacity, for which capital expenditures of R$ 95 million is expected, went into operation towards the end of 3Q06. The completion of this ongoing project should increase the mill's capacity by approximately 67%, which will allow the Company to meet the growing demand for this kind of product in South America.

Export Market

The global market for stainless steels is expected to grow by 14.3% in 2006.

Export sales amounted to 50.6 thousand tons, with stainless steels accounting for 88.7% of this total. With regard to their destination, shipments to Asia – which has traditionally purchased lower value-added products – have shrunk, with a simultaneous increase in sales to South America, much in line with the Company's strategy to focus on this region. When exports in the first nine months of 2005 and 2006 are compared, shipments to Asia declined by 32.5%, while exports to South America expanded by 44.3%.

The growing demand and the rising base prices observed around the world in the last few months maintained their ascending movement in 3Q06. The ISSF – International Stainless Steel Forum reviewed their projection for this year's global output of stainless steel to 27.8 million tons, up 14.3% from the volume produced in 2005, versus an original growth projection of 8.6%. The reason behind this review was an unexpectedly good performance in the first semester of 2006. Today the market expects the global output to be fully used up.

According to the ISSF, there is a strong demand for stainless steels despite the high cost of the alloys and even though the continuous escalation of nickel prices may limit future market growth. The stainless steels that registered the highest growth rates in terms of output and sales in 2006 were those that do not include nickel in their composition. Acesita had already been working on ways to enhance its competitiveness in the production of the ferritic stainless steel series (no nickel), focusing on this segment as part of its strategy. Since early 2006, sales of the 4XX series have accounted for 47% of the Company's overall stainless steel sales.

PRICES

Stainless steel base prices continued to pick up.

Stainless steel base prices continued to climb in the global market, particularly in the U.S., in 3Q06. With the continuous nickel price hikes, the alloy surcharge on stainless steels continued to soar. Speculative movements for the purpose of deriving profit from inventories may unsettle the market for stainless steels, bringing forth some instability to the market as the upward trend for this input begins to revert.

ECONOMIC AND FINANCIAL PERFORMANCE

NET OPERATING REVENUE

Reflecting the improved market conditions for stainless steel sales and growing demand for silicon steels, and increased sales of stainless steels to the domestic market, Acesita's net operating revenue reached the historic record of R$ 920.3 million in 3Q06, up 16.1% from 2Q06 and 31.6% from the same period in 2005. The considerable improvement in performance also reflects the continuous sharp increases in nickel prices, which are partially passed on to sales of austenitic stainless steels.

The net operating revenue accumulated in the first nine months of the year was R$ 2,409.0 million, just about the same as the amount reported for the same period in 2005. The condition of better prices for the majority of products in 2005 also contributed for greater revenues during that year.


Net Operating Revenue – R$ million
3,109.1
4Q
3Q
2Q
1Q
685.8
699.5
812.4
911.5
920.3
792.8
695.9
2,317.1
2,423.4
2,409.0
2005
2006
Jan-Sep/04
Jan-Sep/05
Jan-Sep/06

INDUSTRIAL COSTS

Gain in gross margin driven by tight cost control

The cost of goods sold (COGS) totaled R$ 615.1 million in 3Q06, up 12.8% and 26.2% from 2Q06 and 3Q05, respectively. This increase reflects a sharp nickel price hike, this metal being the Company's most important cost item. In 3Q06, other alloys accounted for 41.2% of total costs, where nickel alone accounted for 24.1% during the January-September period.

Even though COGS mirrors the soaring nickel prices, its effect on Acesita's profitability is quite limited because most of its sales are made using an alloy surcharge formula that automatically tags the cost of nickel onto the selling price of stainless steel products.

One of the pillars of Acesita's strategy is cost reduction, the purpose of which is to maintain the Company among the most competitive steel mills in the world within its business market. The efforts under way are already yielding results, causing COGS to grow at a slower pace than revenue, thus enhancing the Company's gross profitability gains. Acesita registered a gross profit of R$ 305.2 million and a gross margin of 33.2%.

Considering the accumulated result in the first nine months of the year, gross profit amounted to R$ 747.2 million, with a gross margin of 31.0%.


Distribution of COGS - Jan-Sep/06
Reductors
7.7%
Iron ore
4.8%
Others
21%
Power
3.8%
Fixed asset
depreciation
7%
Indirect
operating costs
11.5%
Labor
3%
Other alloys
41.2%
Nickel
24.1%

OPERATING CASH GENERATION - EBITDA

In 3Q06, EBITDA increased by 22.3% and 39.2% when compared with 2Q06 and 3Q05, respectively. This level of performance confirms that Acesita was strategically right in diversifying its markets, expanding its business in the silicon steels segment, keeping costs under tight control, and moving closer to end consumers by offering them more services.

Operating expenses totaled R$ 94.8 million in 3Q06, burdened by "other operating expenses" in the amount of R$ 21.9 million. This item grew 75.5% by comparison with the previous quarter due to non-recurring expenses relative to a court deposit made on account of a labor lawsuit and to a restructuring allowance (Voluntary Severance Program - VSP).

The purpose of VSP is to adjust Acesita's workforce to the Company's new needs and to generate future cost savings, with a minimal socioeconomic impact. This program, developed with the support of a company specialized in people management, is exclusively targeted at retirees or employees nearing retirement. It offers them additional advantages such as financial incentives plus health plan and group life insurance coverage for 12 months. A Career Guidance Center has been set up where specialized professionals help those adhering to VSP to plan their careers, and provide them with tools to identify new opportunities.


Ebitda (R$ million)
789.9
4Q
108.5
3Q
180.6
2Q
208.4
1Q
294.4
251.4
205.7
159.6
2005
2006
EBITDA Margin (%)
25.8%
15.5%
22.9%
25.9%
3Q05
4Q05
1Q06
2Q06

FINANCIAL RESULT

In the first nine months of the year, net financial expenses amounted to R$ 20.2 million, down 53.9% from the same period in 2005. This result is in line with the Company's current financial profile, with a sharp reduction in the amount of debt and debt service.

Considering that the U.S. dollar appreciated by only 0.5% against the Brazilian *real*, the effect of net currency variations on Acesita's earnings was a positive balance of R$ 0.1 million versus a loss of R$ 2.0 million in 2Q06 and a gain of R$ 55.6 million in 3Q05. The currency variations accrued between January and September 2006 were responsible for an accounting gain of R$ 41.1 million.

INDEBTEDNESS


Consolidated Net Debt
(R$ million)
2,239
1,600
934
429
49
2002
2003
2004
2005
Sep-06

Acesita's net debt at the end of September amounted to R$ 49.0 million, down 75% from the position registered on June 30, 2006. This was mainly due to the anticipation of pre-payment operations and amortization of export credit notes.

CAPITAL EXPENDITURE

Change in the investment program to R$ 175 million in 2006

Following the recent budget review, the investment plan for 2006, which was formerly estimated at R$ 230.0 million, was increased to R$ 175 million, due to the transfer of disbursements to 2007.

Acesita made capital investments of R$ 30.0 million in 3Q06, particularly in the segment of silicon steels, leading the total accumulated value in 2006 to R$ 78.5 million, representing 44.1% of the overall capital expenditures earmarked for this fiscal year.

CAPITAL MARKET

Acesita's preferred shares appreciated 12.7% in the last twelve months.

In 3Q06, there were 9,472 transactions involving approximately 4.2 million preferred shares. This volume was 70.9% inferior to that registered in the same period of the previous year. The average daily traded volume at Bovespa shrank by 61.6% in comparison with 3Q05 (R$ 2.6 million).

Acesita's shares were traded in 100% of the trading sessions held by Bovespa over the last 12 months, accounting for 5.7% of the number of transactions (2.7% of the financial volume) involving shares issued by steel makers.



Stock Market Performance – ACES4	
Average Daily Trading Volume 3Q06 (R$ thousand)	2,582
Average Daily Trading Volume 3Q06 (shares)	65,944
Closing Price - Sept/06	40.01
Closing Price - Jun/06	36.67
Closing Price - Mar/06	34.99
Closing Price - Dec/05	29.19
Closing Price - Sept/05	35.50
Stock Performance - 3Q06	9.1%
Stock Performance - 12 months	12.7%
Ibovespa Performance - 3Q06	-0.5%
Ibovespa Performance - 12 months	15.4%

ACES4 X Ibovespa
(FBI 09/30/05 =100)
150
130
110
90
70
12.7%
30-Sep-05
30-Oct-05
30-Nov-05
30-Dec-05
30-Jan-06
28-Feb-06
30-Mar-06
30-Apr-06
30-May-06
30-Jun-06
30-Jul-06
30-Aug-06
30-Sep-06
PN
IBOVESPA

OUTLOOK

The outlook for the next few months is that conditions will remain favorable in the international stainless steel market, with demand and prices on the rise, setting a trend that should be followed by the local market. The same applies to oriented grain (OG) silicon steels, for which there should be a strong demand from regional buyers. Therefore, the prospects for the last quarter of 2006 indicate that Acesita's performance over the last few months should be maintained. With regard to the market conditions in 2007, the degree of uncertainty is higher due to the sharp variations in nickel quotations. Distributors around the world are likely to trigger speculative movements by purchasing more while nickel prices are climbing so as to profit from the sale of inventories at some point in the future, with even higher alloy surcharges. Hence, the global demand for stainless steels may be affected by this movement.